Exhibit 99.74

DHX Media to acquire Family Channel and three other children's channels from Bell Media

Transaction expected to be materially accretive, provide strong and stable cash flow, revenue diversification

HALIFAX, Nov. 28, 2013 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX) has entered into a definitive agreement to acquire Family, the most-viewed children's channel in Canada, as well as Disney XD, Disney Junior (English-language channel) and Disney Junior (French-language channel) (together the "Family Channel Business") from Bell Media for approximately $170 million in cash, subject to certain customary post-closing adjustments. The purchase price is expected to be financed with an expanded underwritten credit facility and with cash on hand. The transaction is expected to close in 2014 pending approval by the Competition Bureau and the Canadian Radio-television and Telecommunications Commission ("CRTC") and satisfaction of other customary closing conditions.

"The acquisition of these high-quality Canadian channels represents an exciting new addition to DHX, one that complements and enhances all areas of our business and positions us for our next stage of growth" said Michael Donovan, CEO of DHX Media.

Family, the number one channel across all kids audiences was launched in 1988 and has approximately 5.7 million subscribers and an English market share of 29.6% for viewers 2 to 17 (based on Broadcast Bureau of Measurement data for broadcast year 2011/2012). Over the trailing 12 months ended August 2013, these channels generated revenue of approximately $81 million and Direct EBITDA (before corporate allocations) of approximately $27 million (unaudited). Over the past three years, revenue has increased at a compounded rate of approximately 7%.

"The acquisition of these well positioned properties is expected to be materially accretive." added Dana Landry, CFO of DHX Media. "It will greatly expand the scale of our business, with revenue increasing by more than 70% and EBITDA by more than 90% for the last 12 months on a pro-forma basis."

Concurrent with the execution of the definitive agreement, DHX has entered into a commitment agreement with RBC Capital Markets to provide a fully underwritten senior debt financing. The enlarged financing package will consist of a $210 million five-year term loan facility to refinance existing debt and pay a portion of the cash consideration of the Transaction and a $30 million revolving credit facility for working capital and general corporate purposes.

Additional Information on Acquired Channels

Additional information can be found in the investor presentation posted on the investor relations portion of our website located at http://dhxmedia.com/investorrelations.html.

•	Family Channel is the most-viewed children's channel in Canada offering a dynamic blend of shows celebrating family life, comprised of Canadian productions alongside acquired series, 60% of which come from Disney. It is a premium, commercial-free asset, holding a Category "A" Pay-TV license, giving it "must-carry" designation from the CRTC, which requires cable and satellite companies to include the channel in all services.
•	Disney Junior (English) delivers a range of engaging and developmental-based programming for kids 2-7, with a compelling mix of series and specials that combine storytelling and entertainment in a commercial-free environment. The channel holds a multiplex license from the CRTC with Family Channel. Launched in 2007, Disney Junior (English) has approximately 4.9 million subscribers, representing a market share of 13.4% among its primary target audience of kids 2-7.
•	Disney Junior (French) offers commercial-free entertainment that focuses on magical, musical and developmental-based programming for kids 2-6. Disney Junior (French) was launched in 2010 and has approximately half a million subscribers.
•	Disney XD is a high energy, advertising-supported network that features live-action and animated series and movies of a comedic and adventurous nature. Launched in 2011, it has approximately 4.5 million subscribers, representing a market share of 3.5% among its primary target audience of boys 6-12.

Investor Conference Call & Webcast

DHX Media will hold a conference call and webcast to discuss the transaction on November 28 at 8:30 am Eastern Standard Time. Details are as follows:

•	To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call. Passcode 18743655.
•	Webcast: http://event.on24.com/r.htm?e=728403&s=1&k=EB9DCC98EBD9B5AAE1FC8F05D930B1F7
•	Replay: Instant replay will be available beginning approximately one hour after the call on +1(855) 859-2056 toll free or +1(416)849-0833, and passcode 18743655, until December 5th, 2013 at 23:59ET.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Non-IFRS Measures

The term "EBITDA" refers to earnings before deducting interest, taxes, depreciation, amortization, foreign exchange gain or loss, and stock-based compensation. The term "Direct EBITDA" refers to EBITDA of the channels before corporate allocations which include amounts in respect of the Family Channel Business' former owners' corporate overhead functions. Management believes that EBITDA is a useful measure as it provides an indication of the operational results of the business prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration asset amortization. Management believes that Direct EBITDA is a useful measure as it approximates EBITDA except for the allocations noted above. EBITDA and Direct EBITDA do not have standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are not necessarily comparable to similar measures provided by other companies. Accordingly, investors are cautioned that EBITDA and Direct EBITDA should not be construed as an alternative to operating income or net income determined in accordance with IFRS as an indicator of the Company's financial performance or as a measure of its liquidity and cash flows.

Disclaimer

This press release contains forward looking statements with respect to DHX and the acquisition of four children's channels from Bell Media, including statements regarding the accretive nature of the acquisition, the expected time for closing the acquisition, the completion of debt refinancing concurrently with the closing of the acquisition and statements about the expected impact on revenues and EBITDA. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to risks related to receipt of regulatory approvals and satisfaction of other conditions to closing the acquisition, DHX's ability to successfully operate broadcast channels and enter a new line of business, the ability to retain required employees and customer and other material contracts, the accuracy of the assumptions upon which the expected accretion was estimated, market factors, customer contract interpretation, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 14, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Image with caption: "Halifax's DHX Media (TSX: DHX) today announced the purchase of Family Channel, Canada's most-watched children's TV channel, and three other properties from Bell Media, for approximately $170-million CAD. (CNW Group/DHX Media Ltd.)". Image available at: http://photos.newswire.ca/images/download/20131128_C5773_PHOTO_EN_34016.jpg

Image with caption: "Halifax's DHX Media (TSX: DHX), owner of Inspector Gadget and other beloved children's TV characters, today announced the purchase of Family Channel and three other properties from Bell Media, for approximately $170-million CAD. (CNW Group/DHX Media Ltd.)". Image available at: http://photos.newswire.ca/images/download/20131128_C5773_PHOTO_EN_34014.jpg

Image with caption: "Halifax's DHX Media (TSX: DHX), owner of Caillou and other beloved children's TV characters, today announced the purchase of Family Channel and three other properties from Bell Media, for approximately $170-million CAD. (CNW Group/DHX Media Ltd.)". Image available at:

http://photos.newswire.ca/images/download/20131128_C5773_PHOTO_EN_34015.jpg

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

For investor relations, please contact:

David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.

+1 902-423-0260

For media relations, please contact:

Shaun Smith - TMX Equicom

+1 416-815-0700 ext 252

For trade media relations, please contact:

Aimee Norman at DDA Blueprint aimee@ddablueprint.com

Tel: +44 (0) 20 8985 4708

CO: DHX Media Ltd.

CNW 07:51e 28-NOV-13